FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of November 2002.

                              TAT TECHNOLOGIES LTD.
             (Exact Name of Registrant as specified in its Charter)

                            P.O.BOX 80, GEDERA 70750
                                     ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable.

Item 1. Earnings for the three and nine month periods ending September 30, 2002.

           Gedera, Israel- On November 12, 2002/PRNewswire/ - TAT Technologies limited (NASDAQ/NMS: TATTF, TATWF), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories, mainly used in aircraft, reported a net profit of $698,306 on sales of $6,609,040 in the third quarter ended on September 30, 2002 compared to a net profit of $462,499 on sales of $6,088,985 for the same period of 2001.

For the nine months the company reported a net profit of $2,645,097 on sales of $19,132,758 compared to net profit of $2,114,560 on sales of $19,601,285 for the same period of 2001.

Despite a slight decrease in sales, the profit for the 9 month period has increased by 25% compared to the same period of the previous year. This is mainly due to the devaluation of the Israeli Shekel against the US dollar effectively reducing expenditures in local currency and also, by the resumption of revenues from know-how which did not occur for the same period in 2001.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

                              TAT TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (AMOUNTS IN THOUSANDS U.S $, UNAUDITED)



------------------------------------------------ --------------------------------------- -------------------------------
                                                         Three Months Ended                          Nine Months Ended
                                                            September 30                                September 30
------------------------------------------------ ---------------------------------- ------------------------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
                                                     2002            2001               2002               2001
                                                     ($)              ($)               ($)                ($)
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
Revenues                                                   6,609             6,089            19,133             19,601
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
Gross Profit                                               1,985             1,892             6,702              6,343
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
R&d Expenses                                                  54                91               147                254
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
Other Income                                                  27              (81)              (10)               (19)
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
Income from Operations before Income Taxes                   758               509             2,872              2,190
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
Net Income                                                   698               464             2,645              2,114
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
Earnings Per Share                                          0.16              0.10              0.59               0.47
------------------------------------------------ ---------------- ----------------- ----------------- ------------------
Weighed Average Shares                                 4,474,986         4,474,986         4,474,986          4,474,986
Outstanding
------------------------------------------------ ---------------- ----------------- ----------------- ------------------


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
              TAT TECHNOLOGIES, LTD.


                                             By:    /S/ ISRAEL OFFEN
                                             ---    ----------------
                                             Name:  Israel Offen
                                             Title: Executive Vice President and
                                                    Chief Financial Officer


Date: November 20, 2002